Exhibit (a)(7)




FOR IMMEDIATE RELEASE


                           JEFFERSON SMURFIT GROUP PLC

                            ("JSG" OR THE "COMPANY")

                     NYSE: JS        SMFT.I         SMFT.L


Not for release, publication or distribution, in whole or in part, in or into Australia, Canada or Japan

DUBLIN, LONDON & NEW YORK, 30 JULY 2002:

The Independent Directors of JSG announce that the resolutions to approve the Spin-Off and the Management Participation were both approved at the EGM held on 29 July 2002.

The votes cast for each resolution were as follows:


                                                     For          Against

Resolution 1 - Spin-Off:                      678,096,999       2,631,037
Resolution 2 - Management Participation:      578,143,422       2,909,185


The Spin-Off remains subject to, among other things, the approval of the High Court of Ireland and the offer for JSG by MDCP Acquisitions (the "Offer") becoming or being declared unconditional in all respects.

The closing date for the Offer is 6 August 2002. Shareholders are recommended to return their completed forms of acceptance, together with their share certificates, by no later than 1.00 pm (Irish time) on that date to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland.

Commenting on the result of the JSG EGM, Martin Rafferty, Senior Non-Executive Director of JSG, said:

"The Independent Directors are delighted that Shareholders have overwhelmingly passed the resolutions. The Independent Directors have unanimously recommended the Offer and we urge Shareholders to send in their completed forms of acceptance by 6 August. The Offer is conditional upon receipt of acceptances in respect of at least 80 per cent of JSG Shares."



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The definitions used in the Circular also apply to this press release. The
Directors of JSG accept responsibility for the information contained in this announcement other than in relation to the recommendation of the Independent Directors. The Independent Directors accept responsibility for their recommendation as referred to above. To the best of the knowledge and belief of the Directors of JSG and the Independent Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement for which they have respectively taken responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.


END


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